Exhibit 99.1

Saifun Semiconductors Reports Third Quarter 2006 Results

Netanya, Israel, October 25, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the third quarter ended September 30, 2006.

Financial Highlights – GAAP: Third quarter 2006 compared with third quarter 2005 (including $2.4 million non-cash revenues in the third quarter of 2005).
■	Revenues for the quarter were $15.7 million, compared to $17.9 million in the previous year.
■	Gross profit for the quarter was $12.3 million, compared to $14.9 million in the previous year.
■	Operating income for the quarter was $6.6 million, compared to $10.5 million in the previous year.
■	Net income for the quarter was $8.6 million, or $0.27 per basic and $0.26 per diluted share, compared to net income in the previous year of $10.8 million.
■	Net income for the quarter included $1.1 million of stock-based compensation compared to $626 thousand in the previous year.

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes the effect of $2.4 million of non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the third quarter of 2005, excludes the loss from discontinued product operations, and excludes stock-based compensation expenses.

Financial Highlights –Non-GAAP[1]: Third quarter 2006 compared with third quarter 2005.
■	Revenues for the quarter were $15.7 million, compared to $15.6 million, an increase of 1% compared to the previous year.
š	Licensing revenues for the quarter were $10.0 million compared to $13.0 million in the previous year.
š	Service revenues for the quarter were $5.7 million, compared to $2.6 million in the previous year.
■	Gross profit for the quarter was $12.7 million, unchanged from the previous year.
■	Operating income for the quarter was $7.7 million or 49% of revenues, compared to $8.8 million in the previous year.
■	Net income for the quarter was $9.7 million, or $0.31 per basic and $0.30 per diluted share, compared to net income in the previous year of $9.3 million.

1 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Financial Highlights – GAAP: First nine months of 2006 compared with first nine months of 2005 (including $18.8 million non-cash revenues).
■	Revenues for the first nine months were $48.8 million, compared to $61.9 million in the previous year.
■	Gross profit for the first nine months was $38.4 million, compared to $53.7 million in the previous year.
■	Operating income for the first nine months was $22.1 million, compared to $40.8 million in the previous year.
■	Net income for the first nine months was $28.7 million, or $0.94 per basic and $0. 88 per diluted share, compared to net income in the previous year of $35.9 million.
■	Net income for the first nine months included $3.0 million of stock-based compensation (including $0.4 million of income due to a cumulative effect of a change in accounting principle relating to the adoption of SFAS 123R) compared to $2.5 million in the previous year.

Non-GAAP net income, where applicable, excludes the effect of $18.8 million of non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the first nine months of 2005, excludes the loss from discontinued product operations, and excludes stock-based compensation expenses and income.

Financial Highlights – Non-GAAP[2]: First nine months of 2006 compared with the first nine months of 2005.
■	Revenues for the first nine months were $48.8 million, compared to $43.1 million, an increase of 13% compared to the previous year.
š	Licensing revenues for the first nine months were $31.6 million compared to $34.0 million in the previous year.
š	Service revenues for the first nine months were $17.2 million, compared to $9.1 million in the previous year.
■	Gross profit for the first nine months was $39.5 million, compared to $35.3 million in the previous year.
■	Operating income for the first nine months was $25.4 million or 52% of revenues, compared to $24.4 million in the previous year.
■	Net income for the first nine months was $31.6 million, or $1.04 per basic and $0.97 per diluted share, compared to net income in the previous year of $25.0 million.

2 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

“In the third quarter, we made progress on several fronts,” commented Kobi Rozengarten, President of Saifun Semiconductors. “This progress included further extending our agreements with Spansion with respect to licensing and design of Saifun’s 4-bit per cell Quad NROM technology and with Tower Semiconductor. In addition, NEC Electronics joined the NROM community by signing an agreement to license our NROM technology for embedded flash memory products. These developments reflect the continued confidence of leading semiconductor companies in the value of NROM, and their desire to use our technology as the basis for future NVM product offerings.

In a recent development, the Company announced that Qimonda AG, a majority-owned subsidiary of Infineon Technologies AG, has decided to phase out current NROM-related activity. Qimonda, which has been a significant IP licensee and design services customer, will continue to license NROM on a limited basis, under an amended agreement. As a result of this change, Saifun does not expect to receive from Qimonda any license fees or services fees, and only limited royalties, after the fourth quarter of 2006. While this development has not impacted Saifun’s results for the third quarter of 2006, the Company does expect it to impact its results beginning in the fourth quarter of 2006.

“While we regret Qimonda’s recent decision, we believe that NROM brings tremendous value to the NVM equation and that Saifun is, and will remain, an important partner for flash memory manufacturers as the market continues to grow,” concluded Rozengarten.

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Qimonda AG, Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 11, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Nine months ended		Year ended
	September 25, 2005	September 30, 2006	September 25, 2005	September 30, 2006	December 31, 2005
	Unaudited		Unaudited

Revenues:
Licenses	$15,343	$9,972	$52,784	$31,601	$65,790
Services	2,597	$5,681	9,127	$17,220	12,811

	17,940	15,653	61,911	48,821	78,601

Cost of revenues:
Services (1)	3,079	3,337	8,225	10,465	12,048

Gross Profit	14,861	12,316	53,686	38,356	66,553

Operating expenses:
Research and development, net (1)	2,253	3,701	5,481	9,665	7,427
Marketing and selling (1)	1,264	560	3,921	2,280	4,889
General and administrative (1)	859	1,504	3,520	4,327	6,216

Total operating expenses	4,376	5,765	12,922	16,272	18,532

Operating income	10,485	6,551	40,764	22,084	48,021

Financial income (expenses), net	543	2,564	581	6,899	1,749

Income from continuing operations before income taxes	11,028	9,115	41,345	28,983	49,770

Income taxes	-	553	-	693	-

Income from continuing operations after income taxes	11,028	8,562	41,345	28,290	49,770

Loss from discontinued operations (1)	(230)	-	(5,453)	-	(5,263)

Income before cumulative effect of change in accounting principle	10,798	8,562	35,892	28,290	44,507

Cumulative effect of a change in accounting principle (2)	-	-	-	378	-

Net Income	$10,798	$8,562	$35,892	$28,668	$44,507

Net earnings per share from continuing operations
Basic	$-	$0.27	$-	$0.93	$0.46
No. of shares - basic	18,047	31,163	17,908	30,550	19,581
Diluted	$-	$0.26	$-	$0.87	$0.36
No. of shares - diluted	18,047	32,470	17,908	32,531	26,447

Net earnings per share
Basic	$-	$0.27	$-	$0.94	$0.17
No. of shares - basic	18,047	31,163	17,908	30,550	29,453
Diluted	$-	$0.26	$-	$0.88	$0.16
No. of shares - diluted	18,047	32,470	17,908	32,531	31,947

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Nine months ended		Year ended
	September 25, 2005	September 30, 2006	September 25, 2005	September 30, 2006	December 31, 2005
	Unaudited		Unaudited

Cost of revenues	$161	$425	$463	$1,130	$834
Research and development, net	148	219	242	677	330
Marketing and selling	161	114	481	490	667
General and administrative	150	372	1,228	1,041	2,410
Loss from discontinued operations	6	-	54	-	54

	$626	$1,130	$2,468	$3,338	$4,295

(2) On January 1, 2006, the Company adopted FASB 123 (R), ” Share- Based Payment”. Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended September 25, 2005				Three months ended September 30, 2006				Year ended December 31, 2005
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited

Revenues:
Licenses	$15,343	$(2,352	)(1)	$12,991	$9,972	$-		$9,972	$65,790	$(19,182	)(1)	$46,608
Services	2,597	-		2,597	5,681	-		5,681	12,811	-		12,811

	17,940	(2,352)		15,588	15,653	-		15,653	78,601	(19,182)		59,419

Cost of revenues:
Services	3,079	(161	)(2)	2,918	3,337	(425	)(2)	2,912	12,048	(834	)(2)	11,214

Gross Profit	14,861	(2,191)		12,670	12,316	425		12,741	66,553	(18,348)		48,205

Operating expenses:
Research and development, net	2,253	(148	)(2)	2,105	3,701	(219	)(2)	3,482	7,427	(330	)(2)	7,097
Marketing and selling	1,264	(161	)(2)	1,103	560	(114	)(2)	446	4,889	(667	)(2)	4,222
General and administrative	859	(150	)(2)	709	1,504	(372	)(2)	1,132	6,216	(2,410	)(2)	3,806

Total operating expenses	4,376	(459)		3,917	5,765	(705)		5,060	18,532	(3,407)		15,125

Operating income	10,485	(1,732)		8,753	6,551	1,130		7,681	48,021	(14,941)		33,080

Financial income (expenses), net	543	-		543	2,564	-		2,564	1,749	-		1,749

Income from continuing operations before income taxes	11,028	(1,732)		9,296	9,115	1,130		10,245	49,770	(14,941)		34,829

Income taxes	-	-		-	553	-		553	-	-		-

Income from continuing operations after income taxes	11,028	(1,732)		9,296	8,562	1,130		9,692	49,770	(14,941)		34,829

Loss from discontinued operations	(230)	230	(4)	-	-	-		-	(5,263)	5,263	(4)	-

Income before cumulative effect of change in accounting principle	10,798	(1,502)		9,296	8,562	1,130		9,692	44,507	(9,678)		34,829

Cumulative effect of a change in accounting principle	-	-		-	-	-		-	-	-		-

Net Income	$10,798	$(1,502)		$9,296	$8,562	$1,130		$9,692	$44,507	$(9,678)		$34,829

	Three months ended September 25, 2005			Three months ended September 30, 2006			Year ended December 31, 2005
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited

Net earnings per share from continuing operations
Basic	$-		$-	$0.27		$0.31	$0.46		$0.49
No. of shares - basic	18,047		18,047	31,163		31,163	19,581		19,581
Diluted	$-		$-	$0.26		$0.30	$0.36		$0.39
No. of shares - diluted	18,047		18,047	32,470		32,470	26,447		26,447

Net earnings per share
Basic	$-		$-	$0.27		$0.31	$0.17		$0.49
No. of shares - basic	18,047		18,047	31,163		31,163	29,453		19,581
Diluted	$-		$-	$0.26		$0.30	$0.16		$0.39
No. of shares - diluted	18,047		18,047	32,470		32,470	31,947		26,447

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

(4) Loss from the discontinued product operations.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Nine months ended September 25, 2005				Nine months ended September 30, 2006
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited

Revenues:	$52,784	$(18,808	)(1)	$33,976	$31,601	$-		$31,601
Licenses	9,127	-		9,127	17,220	-		17,220

Services	61,911	(18,808)		43,103	48,821	-		48,821

Cost of revenues:
Services	8,225	(463	)(2)	7,762	10,465	(1,130	)(2)	9,335

Gross Profit	53,686	(18,345)		35,341	38,356	1,130		39,486

Operating expenses:
Research and development, net	5,481	(242	)(2)	5,239	9,665	(677)	(2)	8,988
Marketing and selling	3,921	(481	)(2)	3,440	2,280	(490)	(2)	1,790
General and administrative	3,520	(1,228	)(2)	2,292	4,327	(1,041)	(2)	3,286

Total operating expenses	12,922	(1,951)		10,971	16,272	(2,208)		14,064

Operating income	40,764	(16,394)		24,370	22,084	3,338		25,422

Financial income (expenses), net	581	-		581	6,899	-		6,899

Income from continuing operations before income taxes	41,345	(16,394)		24,951	28,983	3,338		32,321

Income taxes	-	-		-	693	-		693

Income from continuing operations after income taxes	41,345	(16,394)		24,951	28,290	3,338		31,628

Loss from discontinued operations	(5,453)	5,453	(4)	-	-	-		-

Income before cumulative effect of change in accounting principle	35,892	(10,941)		24,951	28,290	3,338		31,628

Cumulative effect of a change in accounting principle	-	-		-	378	(378	)(3)	-

Net Income	$35,892	$(10,941)		$24,951	$28,668	$2,960		$31,628

	Nine months ended September 25, 2005			Nine months ended September 30, 2006
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited

Net earnings per share from continuing operations
Basic	$-		$-	$0.93		$1.04
No. of shares - basic	17,908		17,908	30,550		30,550
Diluted	$-		$-	$0.87		$0.97
No. of shares - diluted	17,908		17,908	32,531		32,531

Net earnings per share
Basic	$-		$-	$0.94		$1.04
No. of shares - basic	17,908		17,908	30,550		30,550
Diluted	$-		$-	$0.88		$0.97
No. of shares - diluted	17,908		17,908	32,531		32,531

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

(4) Loss from the discontinued product operations.

The above reconciled Non-GAAP statements are based upon our unaudited and audited consolidated statements of operations for the periods shown, giving effect to the adjustments above. This presentation is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (GAAP). The reconciled Non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, Saifun believes that the Non-GAAP information, giving effect to the adjustments shown above, provides meaningful information and therefore uses it to supplement its GAAP reporting and internally in evaluating operations, managing and benchmarking performance. Saifun has chosen to provide this Non -GAAP supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	September 30, 2006	December 31, 2005
	Unaudited

Cash and cash equivalents	$47,848	$100,327
Marketable securities	106,283	75,501
Trade receivables	12,863	2,663
Loans to employees	167	613
Other accounts receivable and prepaid expenses	3,876	2,181
Total assets attributed to discontinued operations	-	212

Total current assets	171,037	181,497

Marketable securities	61,518	5,995
Property and equipment, net	3,480	2,668
Loans to employees	264	1,097
Severance pay fund	2,763	2,122
Lease deposits	741	289
Other assets	-	70

Total long term assets	68,766	12,241

Total assets	$239,803	$193,738

Current liabilities
Trade payables	$973	$1,165
Accrued expenses and other liabilities	8,695	9,913
Deferred revenues	-	3,786
Total liabilities attributed to discontinued operations	-	146

Total current liabilities	9,668	15,010

Accrued severance pay	3,478	2,655

Share capital	125	120
Additional paid-in capital	233,655	211,706
Accumulated other comprehensive income	-	38
Accumulated deficit	(7,123)	(35,791)

Total shareholders' equity	226,657	176,073

Total liabilities and shareholders' equity	$239,803	$193,738